UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Anacor Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032420101

(CUSIP Number)

DAVID L. STEPP

VENROCK

3340 HILLVIEW AVENUE

PALO ALTO, CALIFORNIA 94304

TELEPHONE: (650) 561-9580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032420101	Page 2 of 24

1	NAMES OF REPORTING PERSONS Venrock Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,161,137 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,161,137 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,137 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13D/A is being filed by Venrock Associates IV, L.P. (“VAIV”), Venrock Partners, L.P. (“VP”), Venrock Entrepreneurs Fund IV, L.P. (“VEFIV”), VR Management, LLC (“VRM”), Venrock Management IV, LLC (“VMIV”), Venrock Partners Management, LLC (“VPM”), and VEF Management IV, LLC (“VEFMIV” and, together with VAIV, VP, VEFIV, VRM, VMIV, and VPM, the “Venrock IV Entities”), Venrock Healthcare Capital Partners, L.P. (“VHCP”), VHCP Co-Investment Holdings, LLC (“VHCP Co.”), VHCP Management, LLC (“VHCPM” and, together with VHCP and VHCP Co., the “Venrock Healthcare Entities”), Anders Hove, M.D. (“Hove”) and Bryan Roberts, Ph.D. (“Roberts” and, together with the Venrock IV Entities, the Venrock Healthcare Entities, and Hove, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,721,350 shares held by VAIV, (ii) 351,036 shares held by VP, (iii) 42,293 shares held by VEFIV, and (iv) 46,458 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,610,856 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012, plus (ii) 46,458 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 3 of 24

1	NAMES OF REPORTING PERSONS Venrock Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,161,137 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,161,137 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,137 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,721,350 shares held by VAIV, (ii) 351,036 shares held by VP, (iii) 42,293 shares held by VEFIV, and (iv) 46,458 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,610,856 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012, plus (ii) 46,458 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 4 of 24

1	NAMES OF REPORTING PERSONS Venrock Entrepreneurs Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,161,137 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,161,137 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,137 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,721,350 shares held by VAIV, (ii) 351,036 shares held by VP, (iii) 42,293 shares held by VEFIV, and (iv) 46,458 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,610,856 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012, plus (ii) 46,458 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 5 of 24

1	NAMES OF REPORTING PERSONS VR Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,161,137 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,161,137 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,137 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,721,350 shares held by VAIV, (ii) 351,036 shares held by VP, (iii) 42,293 shares held by VEFIV, and (iv) 46,458 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,610,856 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012, plus (ii) 46,458 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 6 of 24

1	NAMES OF REPORTING PERSONS Venrock Management IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,161,137 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,161,137 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,137 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,721,350 shares held by VAIV, (ii) 351,036 shares held by VP, (iii) 42,293 shares held by VEFIV, and (iv) 46,458 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,610,856 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012, plus (ii) 46,458 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 7 of 24

1	NAMES OF REPORTING PERSONS Venrock Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,161,137 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,161,137 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,137 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,721,350 shares held by VAIV, (ii) 351,036 shares held by VP, (iii) 42,293 shares held by VEFIV, and (iv) 46,458 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,610,856 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012, plus (ii) 46,458 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 8 of 24

1	NAMES OF REPORTING PERSONS VEF Management IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,161,137 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,161,137 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,137 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,721,350 shares held by VAIV, (ii) 351,036 shares held by VP, (iii) 42,293 shares held by VEFIV, and (iv) 46,458 shares issuable upon the exercise of options held by Hove within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit, of VRM.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 1,610,856 shares held by VHCP and VHCP Co. The Venrock IV Entities disclaim beneficial ownership over the shares held by the Venrock Healthcare Entities.
(4)	This percentage is based upon (i) 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012, plus (ii) 46,458 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.

CUSIP No. 032420101	Page 9 of 24

1	NAMES OF REPORTING PERSONS Venrock Healthcare Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,610,856 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,610,856 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,856 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,361,755 shares by VHCP and (ii) 249,101 shares by VHCP Co. VHCPM is the sole general partner of VHCP and the sole manager of VHCP Co.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 2,114,679 shares held by VAIV, VP and VEFIV and 46,458 shares issuable upon the exercise of options held by Hove for the sole benefit of VRM, which options are exercisable within 60 days of the date of this filing. The Venrock Healthcare Entities disclaim beneficial ownership over the shares held by the Venrock IV Entities.
(4)	This percentage is based upon 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012.

CUSIP No. 032420101	Page 10 of 24

1	NAMES OF REPORTING PERSONS VHCP Co-Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,610,856 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,610,856 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,856 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,361,755 shares by VHCP and (ii) 249,101 shares by VHCP Co. VHCPM is the sole general partner of VHCP and the sole manager of VHCP Co.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 2,114,679 shares held by VAIV, VP and VEFIV and 46,458 shares issuable upon the exercise of options held by Hove for the sole benefit of VRM, which options are exercisable within 60 days of the date of this filing. The Venrock Healthcare Entities disclaim beneficial ownership over the shares held by the Venrock IV Entities.
(4)	This percentage is based upon 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012.

CUSIP No. 032420101	Page 11 of 24

1	NAMES OF REPORTING PERSONS VHCP Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,610,856 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,610,856 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,856 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 1,361,755 shares by VHCP and (ii) 249,101 shares by VHCP Co. VHCPM is the sole general partner of VHCP and the sole manager of VHCP Co.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 2,114,679 shares held by VAIV, VP and VEFIV and 46,458 shares issuable upon the exercise of options held by Hove for the sole benefit of VRM, which options are exercisable within 60 days of the date of this filing. The Venrock Healthcare Entities disclaim beneficial ownership over the shares held by the Venrock IV Entities.
(4)	This percentage is based upon 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012.

CUSIP No. 032420101	Page 12 of 24

1	NAMES OF REPORTING PERSONS Anders Hove, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,610,856 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,610,856 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,856 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes 1,361,755 shares by VHCP and 249,101 shares by VHCP Co. VHCPM is the sole general partner of VHCP and the sole manager of VHCP Co. Hove and Roberts serve as the Managers of VHCPM, which serves as the sole general partner of VHCP and the sole manager of VHCP Co. Hove and Roberts share voting and investment control over the shares owned by VHCP and VHCP Co., and may be deemed to beneficially own the shares held by VHCP and VHCP Co.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 2,114,694 shares held by VAIV, VP and VEFIV and 46,458 shares issuable upon the exercise of options held by Hove for the sole benefit of VRM, which options are exercisable within 60 days of the date of this filing. Hove serves as one of six members of VMIV, VPM, and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively, and Hove disclaims beneficial ownership over the shares held by the Venrock IV Entities.
(4)	This percentage is based upon 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012.

CUSIP No. 032420101	Page 13 of 24

1	NAMES OF REPORTING PERSONS Bryan Roberts, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,610,856 shares of Common Stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,610,856 shares of Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,856 shares of Common Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes 1,361,755 shares by VHCP and 249,101 shares by VHCP Co. VHCPM is the sole general partner of VHCP and the sole manager of VHCP Co. Hove and Roberts serve as the Managers of VHCPM, which serves as the sole general partner of VHCP and the sole manager of VHCP Co. Hove and Roberts share voting and investment control over the shares owned by VHCP and VHCP Co., and may be deemed to beneficially own the shares held by VHCP and VHCP Co.
(3)	The shares included on rows 8, 10 and 11 do not include an aggregate of 2,114,679 shares held by VAIV, VP and VEFIV and 46,458 shares issuable upon the exercise of options held by Hove for the sole benefit of VRM, which options are exercisable within 60 days of the date of this filing. Roberts serves as one of seven members of VMIV, VPM, and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively, and Roberts disclaims beneficial ownership over the shares held by the Venrock IV Entities.
(4)	This percentage is based upon 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012.

Explanatory Note

This Schedule 13D/A (the “Schedule 13D/A”) is being filed by the Reporting Persons (as defined below) to amend the Schedule 13D originally filed with the Securities and Exchange Commission on December 10, 2010 (the “Original Schedule 13D”) to report the distribution of shares of Common Stock (as defined below) of the Issuer (as defined below) by certain of the Venrock Entities (as defined below) to their respective partners pro rata based on their respective interests in the Venrock Entities. The Original Schedule 13D is hereby amended and supplemented as detailed below, and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirely as follows:

(a) Venrock Associates IV, L.P. (“VAIV”), Venrock Partners, L.P. (“VP”), Venrock Entrepreneurs Fund IV, L.P. (“VEFIV”), VR Management, LLC (“VRM”), Venrock Management IV, LLC (“VMIV”), Venrock Partners Management, LLC (“VPM”) and VEF Management IV, LLC (“VEFMIV” and, together with VAIV, VP, VEFIV, VRM, VMIV and VPM, the “Venrock IV Entities”), Venrock Healthcare Capital Partners, L.P. (“VHCP”), VHCP Co-Investment Holdings, LLC (“VHCP Co.”), VHCP Management, LLC (“VHCPM,” and, together with VHCP and VHCP Co., the “Venrock Healthcare Entities”), Anders Hove, M.D. (“Hove”) and Bryan Roberts, Ph.D. (“Roberts,” and, together with the Venrock IV Entities, the Venrock Healthcare Entities and Hove, the “Reporting Persons”). The Venrock IV Entities and the Venrock Healthcare Entities are collectively referred to herein as the “Venrock Entities.”

(b) The address of the principal place of business of each of the Reporting Persons is 3340 Hillview Avenue, Palo Alto, California 94304.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Listed Persons are United States citizens and each of the Venrock Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling VMIV, VPM, VEFMIV and VHCPM (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 2, 2012, Certain of the Venrock Entities distributed an aggregate of 900,000 shares of the Issuer’s Common Stock to their respective partners to return value to their respective partners in accordance with the respective fund’s investment objectives.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly		Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class
VAIV	1,721,350		0	2,161,137	0	2,161,137	2,161,137	6.1	% (3)
VP	351,036		0	2,161,137	0	2,161,137	2,161,137	6.1	% (3)
VEFIV	42,293		0	2,161,137	0	2,161,137	2,161,137	6.1	% (3)
VRM	0		0	2,161,137	0	2,161,137	2,161,137	6.1	% (3)
VMIV	0		0	2,161,137	0	2,161,137	2,161,137	6.1	% (3)
VPM	0		0	2,161,137	0	2,161,137	2,161,137	6.1	% (3)
VEFMIV	0		0	2,161,137	0	2,161,137	2,161,137	6.1	% (3)
VHCP	1,361,755		0	1,610,856	0	1,610,856	1,610,856	4.5	% (4)
VHCP Co.	249,101		0	1,610,856	0	1,610,856	1,610,856	4.5	% (4)
VHCPM	0		0	1,610,856	0	1,610,856	1,610,856	4.5	% (4)
Hove	46,458	(2)	0	1,610,856	0	1,610,856	3,771,993	4.5	% (4)
Roberts	0		0	1,610,856	0	1,610,856	3,771,993	4.5	% (4)

(1)	Hove and Roberts serve as two of seven members of VMIV, VPM and VEFMIV, which serve as the sole general partner of VAIV, VP and VEFIV, respectively. Hove and Roberts disclaim beneficial ownership over the shares held by the Venrock IV Entities. VMIV, VRM, VPM and VEFMIV own no securities of the Issuer directly. Hove and Roberts also serve as the two Managers of VHCPM, which serves as the sole general partner of VHCP and the sole manager of VHCP Co. Hove and Roberts share voting and investment control over the shares owned by VHCP and VHCP Co., and may be deemed to beneficially own the shares held by VHCP and VHCP Co. VHPCM owns no securities of the Issuer directly.

(2)	Represents shares underlying options held by Hove that are exercisable within 60 days of the date of this filing. Under an agreement between Hove and VRM, Hove is deemed to hold the shares at the direction, and for the sole benefit of, VRM.
(3)	This percentage is based upon (i) 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012, plus (ii) 46,458 shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person within 60 days of the date of this filing.
(4)	This percentage is based upon 35,568,645 shares of the Issuer’s Common Stock outstanding as of November 30, 2012, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 14, 2012.
(c)	The distributions effected on July 2, 2012, as described in Item 4 hereof, were effected as follows:

Venrock Entity	Number of Shares
VAIV	415,837
VP	84,802
VEF	10,217
VHCP	328,967
VHCP Co.	60,177

(d) – (e) Not applicable.

Item 7. Material to Be Filed as Exhibits

A. Agreement regarding filing of joint Schedule 13D/A.

B. Power of Attorney for Anders Hove.

C. Power of Attorney for Bryan Roberts.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 15, 2013

VENROCK ASSOCIATES IV, L.P. By its General Partner, Venrock Management IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK ENTREPRENEURS FUND IV, L.P.
By its General Partner, VEF Management IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK PARTNERS, L.P.
By its General Partner, Venrock Partners Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK HEALTHCARE CAPITAL PARTNERS, L.P.
By its General Partner, VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VHCP CO-INVESTMENT HOLDINGS, LLC
By its Manager, VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK MANAGEMENT IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK PARTNERS MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VEF MANAGEMENT IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VHCP MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

/s/ David L. Stepp, as attorney-in-fact
Anders Hove

/s/ David L. Stepp, as attorney-in-fact
Bryan Roberts

VR MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Members of VMIV, VPM and VEFMIV:

Brian D. Ascher

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively.

Citizenship:

United States of America

Michael Brooks

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively.

Citizenship:

United States of America

Tony Evnin, Ph.D.

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively.

Citizenship:

United States of America

Anders Hove, M.D.

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively. Manager of VHCPM, which serves as the sole general partner of VHCP and the sole manager of VHCP Co.

Citizenship:

United States of America

Bryan Roberts, Ph.D.

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively. Manager of VHCPM, which serves as the sole general partner of VHCP and the sole manager of VHCP Co.

Citizenship:

United States of America

Mike Tyrrell

c/o Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Member of VMIV, VPM and VEFMIV, which serve as the sole general partners of VAIV, VP and VEFIV, respectively.

Citizenship:

United States of America

EXHIBIT INDEX

A. Agreement regarding filing of joint Schedule 13D/A.

B. Power of Attorney for Anders Hove.

C. Power of Attorney for Bryan Roberts.

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D/A (and any amendments thereto) relating to the Common Stock of Anacor Pharmaceuticals Inc. is filed on behalf of each of the undersigned.

Date: March 15, 2013

VENROCK ASSOCIATES IV, L.P. By its General Partner, Venrock Management IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK ENTREPRENEURS FUND IV, L.P. By its General Partner, VEF Management IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK PARTNERS, L.P. By its General Partner, Venrock Partners Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK HEALTHCARE CAPITAL PARTNERS, L.P. By its General Partner, VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VHCP CO-INVESTMENT HOLDINGS, LLC By its Manager, VHCP Management, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK MANAGEMENT IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VENROCK PARTNERS MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VEF MANAGEMENT IV, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

VHCP MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

/s/ David L. Stepp, as attorney-in-fact
Anders Hove

/s/ David L. Stepp, as attorney-in-fact
Bryan Roberts

VR MANAGEMENT, LLC

By:	/s/ David L. Stepp
David L. Stepp, Authorized Signer

CUSIP NO. 032420101	Page 23 of 24

EXHIBIT B

POWER OF ATTORNEY FOR ANDERS HOVE

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of David L. Stepp, Mark G. Thompson, and Dick Bradshaw, signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)	prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)	take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact, or (c) until such attorney-in-fact shall no longer be employed by VR Management, LLC (or its successor).

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 4th day of January, 2010.

/s/ Anders Hove
Anders Hove

CUSIP NO. 032420101	Page 24 of 24

EXHIBIT C

POWER OF ATTORNEY FOR BRYAN ROBERTS

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of David L. Stepp, Mark G. Thompson, and Dick Bradshaw, signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)	prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)	take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact, or (c) until such attorney-in-fact shall no longer be employed by VR Management, LLC (or its successor).

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 4th day of January, 2010.

/s/ Bryan Roberts
Bryan Roberts